[redacted]

BB 3/7

SEC [barcode] MISSION

06002361

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2006

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 47298

AB 3/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leonard & Company Leonard Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 West Long Lake Road, Suite 150
(No. and Street)

Troy Michigan 48098
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald M. Leonard (248) 952-5858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Hwy. Roseville Michigan 48066
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald M. Leonard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard & Company, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

LINDA D. DAVIS
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jan. 8, 2011
~~Acting in the~~ County of Oakland

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD & COMPANY

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2005

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

LEONARD & COMPANY

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Leonard & Company

We have audited the accompanying balance sheets of Leonard & Company as of December 31, 2005 and 2004 and the related statements of stockholders' equity, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leonard & Company as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co., P.C.

February 21, 2006

LEONARD & COMPANY
BALANCE SHEET
December 31, 2005 And 2004

ASSETS

	2005	2004
Cash	$ 658,935	$ 206,481
Cash on deposit with clearing organization	75,250	468,261
Accounts receivable:		
Brokers, dealers and clearing organization	223,049	277,085
Amounts due from salesmen	21,015	57,273
Amount due from related company (Notes 1 & 6)	2,866,796	3,535,592
Prepaid expenses	45,425	46,808
	$ 3,890,470	$4,591,500

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Accounts payable:		
Commissions due sales representatives	$ 296,352	$ 436,278
Other	128,155	4,111
Note Payable – Regulatory Agency (Note 7)	30,000	-
Total liabilities	454,507	440,389
Stockholders' equity:		
Preferred stock, 60,000 shares authorized; 36,590 and 39,690 shares issued (Note 4)	3,659,000	3,969,000
Common stock, no par value; 60,000 shares authorized; 25,000 shares issued (Note 5)	107,500	107,500
Paid-in capital	810,500	810,500
Retained earnings (deficit)	(1,141,037)	(735,889)
Total stockholders' equity	3,435,963	4,151,111
	$3,890,470	$4,591,500

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2005 And 2004

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Stockholders' Equity
Balance, December 31, 2003	$2,880,000	$ 43,000	$ 325,000	$(471,623)	$2,776,377
Net income for the year ended December 31, 2004				124,655	124,655
Redemption of 1,750 shares of Series A preferred stock	(175,000)				(175,000)
Redemption of 2,150 shares of Series 2 preferred stock	(215,000)				(215,000)
Redemption of 1,000 shares of Series 3 preferred stock	(100,000)				(100,000)
Sale of 15,790 shares of Series 3 preferred stock	1,579,000				1,579,000
Sale of 15,000 shares of common stock (Note 5)		64,500	485,500		550,000
Dividends paid on preferred stock (Note 4)				(388,921)	(388,921)
Balance, December 31, 2004	3,969,000	107,500	810,500	(735,889)	4,151,111
Net income for the year ended December 31, 2005				14,574	14,574
Redemption of 3,100 shares of Series 3 preferred stock	(310,000)				(310,000)
Dividends paid on preferred stock (Note 4)				(419,722)	(419,722)
Balance, December 31, 2005	$ 3,659,000	$107,500	$810,500	$(1,141,037)	$3,435,963

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF OPERATIONS
For The Years Ended December 31, 2005 And 2004

	2005	2004
Income:		
Commissions and fees	$8,151,534	$8,094,639
Interest	566,927	357,494
Total income	8,718,461	8,452,133
Commissions and clearing charges:		
Commissions paid sales representatives	5,328,058	5,471,811
Clearing charges	584,407	667,420
Total commissions and clearing charges	5,912,465	6,139,231
Gross profit from operations	2,805,996	2,312,902
Selling, general and administrative expenses	2,791,422	2,188,247
Income before provision for taxes	14,574	124,655
Provision for taxes:		
Federal income taxes (Note 2)	-	-
Michigan Single Business Taxes	-	-
Total provision for taxes	-	-
Net income	$ 14,574	$ 124,655

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2005 And 2004

	2005	2004
Increase in cash:		
Cash flows from operating activities:		
Commissions and fees received	$8,205,570	$8,113,550
Interest income	566,927	357,494
Commissions paid sales representatives	(5,431,726)	(5,435,167)
Clearing charges	(584,407)	(667,420)
Selling, general and administrative expenses paid	(2,635,995)	(2,209,095)
Net cash provided by operating activities	120,369	159,362
Cash flows from investing activities:		
Repayments from Related Company	668,796	-
Advances to Related Company	-	(930,658)
Net cash provided (used) by investing activities	668,796	(930,658)
Cash flows from financing activities:		
Proceeds from sale of common stock	-	550,000
Redemptions of preferred stock	(310,000)	(490,000)
Proceeds from sale of preferred stock	-	1,579,000
Dividends paid on preferred stock	(419,722)	(388,921)
Net cash provided (used) by financing activities	(729,722)	1,250,079
Net increase in cash	59,443	478,783
Cash at beginning of year	674,742	195,959
Cash at end of year	$ 734,185	$ 674,742

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2005 And 2004
(Continued)

	2005	2004
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 14,574	$ 124,655
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable - brokers, dealers, clearing organization and salesmen	90,294	4,297
Prepaid expenses	1,383	(19,749)
Increase (decrease) in:		
Accounts payable - commissions due sales Representatives	(139,926)	51,258
Accounts payable – other	124,044	(1,099)
Note payable - Regulatory Agency	30,000	-
Total adjustments	105,795	34,707
Net cash provided by operating activities	$ 120,369	$ 159,362

Disclosure of accounting policy:

For purposes of the Statement of Cash Flows, the Company considers cash on deposit with clearing organization as cash.

See accompanying notes.

LEONARD & COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 And 2004

Note 1 - ORGANIZATION

Prior to May 6, 2004, Leonard Financial Corporation, doing business as Leonard & Company, a securities broker-dealer, was a wholly owned subsidiary of Donald M. Leonard Investment Company. On May 6, 2004, the majority stockholder of Donald M. Leonard Investment Company acquired sixty (60) percent of Leonard Financial Corporation (see Note 5). See Note 6 for related transactions with the former Parent Company, now a related Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related commission income and expenses are generally recorded on a trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

Federal income taxes in the amount of approximately $2,000 for the year ended December 31, 2005 were offset by available net operating loss carryforward from prior years.

In addition, the Company has available a net operating loss carryforward of approximately $2,000 to offset against future taxable income.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, as defined.

Note 3 - NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2005, the Company's net capital was $211,870 and its required net capital was $ 49,388. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 3.50 to 1.

Note 4 - PREFERRED STOCK

In September 2001, the Company amended their articles of incorporation to authorize 60,000 Shares of preferred stock to be issued in various series.

In an offering dated September 10, 2001, the Board of Directors authorized the sale of 10,000 shares of $100 par value, cumulative non-voting Series A preferred stock, at $100 per share (totaling $1,000,000), paying dividends semi annually at a rate of 15% per annum, commencing April 1, 2002. The offering closed April 3, 2002.

In a second offering, dated April 4, 2002, the Board of Directors authorized the sale of 10,000 shares of no par value, cumulative non-voting Series 2 preferred stock, at $100 per share (totaling $1,000,000), paying dividends semi-annually at a rate of 11% per annum, commencing July 1, 2002. The offering closed January 6, 2003.

In a third offering, dated January 7, 2003, the Board of Directors authorized the sale of 30,000 shares of no par value, cumulative non-voting Series 3 preferred stock at $100 per share (totaling $3,000,000), paying dividends semi-annually at a rate of 10% per annum, commencing May 1, 2003. The offering closed October 31, 2004.

The shares of Series A and Series 2 preferred stock are callable by the Company any time after twelve (12) months at $105 per share. The shares of Series 3 preferred stock are callable by the Company any time after twelve (12) months at $101 per share. Stockholders may redeem their preferred stock at $100 per share on the anniversary date of the original purchase of preferred shares.

The preferred stock outstanding is summarized as follows:

	December 31, 2005		December 31, 2004	
	Number of Shares	Amount	Number of Shares	Amount
Series A	5,350	$ 535,000	5,350	$ 535,000
Series 2	4,800	480,000	4,800	480,000
Series 3	26,440	2,644,000	29,540	2,954,000
	36,590	$3,659,000	39,690	$3,969,000

Note 4 - PREFERRED STOCK (CONTINUED)

Dividends paid on the preferred stock are summarized as follows:

	2005	2004
Series A	$ 80,250	$ 93,005
Series 2	54,393	86,914
Series 3	285,079	209,002
	$419,722	$388,921

Subsequent to December 31, 2005, the Board of Directors declared a dividend to Series 2 preferred stock stockholders payable on January 1, 2006. The total dividends paid amounted to $26,400.

Note 5 - COMMON STOCK

On May 6, 2004, the majority stockholder of the former parent company (see Note 1), purchased 15,000 shares of common stock for $550,000, of which $485,500 was applied to paid-in capital.

Note 6 - TRANSACTIONS WITH RELATED COMPANIES

The Company and its Related Company, Donald M. Leonard Investment Company (DMLIC) operate under a management agreement whereby DMLIC will pay all or a portion of the expenses of Leonard & Company including, but not limited to, expenses such as rent, utilities, insurance, legal fees, communications, general administration, clerical costs and managerial salaries. DMLIC will charge the Company a management fee to cover these expenses and services. Leonard & Company will pay its directly related expenses including, but not limited to, commissions, licensing and registration fees, banking fees, taxes and other outside vendors with whom it contracts.

For the years ended December 31, 2005 and 2004, DMLIC charged Leonard & Company management fees of $2,550,000 and $2,055,000, respectively, which is included in Selling, General and Administrative Expenses in the accompanying Statement of Operations.

In addition, the Company has made advances to DMLIC. These advances resulted in a receivable from DMLIC as of December 31, 2005 and 2004 in the amount of $2,866,796 and $3,535,592, respectively.

Note 6 - TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

Included in Accounts Payable Other at December 31, 2005 is $60,000 due to a company that is related to the majority stockholder of Leonard & Company. This $60,000 was paid in January, 2006.

Note 7 - NOTE PAYABLE – REGULATORY AGENCY

The note payable Regulatory Agency in the amount of $30,000 at December 31, 2005 is due to the National Association of Securities Dealers and is payable in monthly installments of $1,388 with interest at 10.25%.

Note 8 - CONTINGENCIES

At December 31, 2005, the Company was involved in various arbitration proceedings with the National Association of Securities Dealers regarding claims by individuals for losses on investments. The disposition of matters pending at December 31, 2005 in the opinion of management, will not have a material adverse affect on the Company's financial position. The outcome of these claims cannot be predicted at this time.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), and, as such, is subject to NASD regulatory examinations from time to time. During the year 2005 the NASD completed an examination regarding various regulatory matters that resulted in a fine to the Company of $40,000 of which $30,000 was payable at December 31, 2005 (See Note 7). The deficiencies that resulted in this fine were promptly corrected by the Company. In addition the NASD has been conducting an ongoing examination of the Company's preferred stock offerings. This examination has not yet been concluded. It is the opinion of management that the outcome of this matter will not have a material adverse affect on the Company's financial position.

SUPPORTING SCHEDULES

LEONARD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

1.	Total ownership equity	$3,435,963
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	3,435,963
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	3,435,963
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	(2,936,308)
	b. Other deductions and/or charges	(287,149)
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	212,506
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1{f})	
	c. Trading and investment securities:	
	4. Other securities	(636)
10.	Net capital	$ 211,870
11.	Minimum net capital requirement (6 2/3% of line 19)	49,388
12.	Minimum dollar net capital requirement of reporting broker or dealer	5,000
13.	Net capital requirement (greater of line 11 or 12)	49,388
14.	Excess net capital (line 10, less 13)	$ 162,482

LEONARD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$ 454,507
17c.	Assumed liabilities from Related Company	$ 286,317
19.	Total aggregate indebtedness	$ 740,824
20.	Percentage of aggregate indebtedness to net capital	350%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Leonard & Company and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$162,482
Difference due to:	
Increase to minimum net capital requirement due to increase in aggregate indebtedness	993
Decrease in non-allowable assets	(800)
Net adjustment of prepaid expenses and accounts payable	9,199
Increase in other deductions	7,330
Excess per the Company's Part IIA FOCUS Report	$179,204

LEONARD & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2005

Leonard & Company is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer..."

LEONARD & COMPANY

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

Board of Directors and Stockholders
Leonard & Company

In planning and performing our audit of the financial statements of Leonard & Company for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William J. Kunsdorf & Co. P.C.

February 21, 2006